SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

April 29, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI DIRECTORATE CHANGES



DIRECTORATE CHANGES

The following changes have taken place to the board of AngloGold Ashanti Limited:

Name	**Nature of Change**
Mr D L Hodgson	Resigned as a director effective 29 April 2005
Mr N F Nicolau	Appointed as a director effective 1 May 2005
Mr R Carvalho Silva	Appointed as a director effective 1 May 2005

Taking account of the above the board of directors should read as follows:

Directors			**Alternate Directors**	
Mr R P Edey	(Chairman)	(British)		
Dr T J Motlatsi	(Deputy Chairman)			
Mr R M Godsell	(Chief Executive Officer)			
Mr S E Jonah, KBE	(President)	(Ghanaian)		
Mr F B Arisman		(American)		
Mr J G Best				
Mrs E le R Bradley				
Mr C B Brayshaw				
Mr R Carvalho Silva		(Brazilian)		
Mr A W Lea			Mr P.G. Whitcutt	
Mr W A Nairn			Mr A.H. Calver	(British)
Mr N F Nicolau				
Mr S R Thompson		(British)		
Mr A J Trahar				
Mr K H Williams				
Mr P L Zim			Mr D.D. Barber	

29 April 2005

JSE Sponsor – UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 29, 2005   By: /s/ C R BULL

                                                                     Name: C R Bull
                                                                     Title: Company Secretary